Filed by Touchstone Funds Group Trust (Commission File No. 333-254411)
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company: Touchstone Strategic Trust (Commission File No. 811-03651)

NOTICE OF ADJOURNMENT OF SPECIAL MEETING

Touchstone Dynamic Diversified Income Fund

The Special Meeting of Shareholders of the Touchstone Dynamic Diversified Income Fund (the “Fund”) held on May 27, 2021 (the “Special Meeting”) has been adjourned to June 22, 2021 at 1:00 p.m., Eastern Time at the offices of the Fund, 303 Broadway, Suite 1100, Cincinnati, Ohio, 45202 because a quorum was not obtained. The purpose of the Special Meeting remains the same – to consider the reorganization of the Fund into the Touchstone Credit Opportunities Fund.

The Board of Trustees of the Fund recommends that shareholders vote FOR the Reorganization proposal.

Please vote using one of the following options:

1.VOTE ONLINE
Log on to the website (www.proxyvote.com) or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.VOTE BY TOUCH-TONE TELEPHONE
Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.VOTE BY MAIL
Complete, sign and date your proxy card and return it in the postage paid envelope included with the Proxy Statement/Prospectus we sent you.

Additional information regarding the reorganization proposal is contained in the Proxy Statement/Prospectus. Shareholders may obtain a copy of the Proxy Statement/Prospectus at TouchstoneInvestments.com/Resources (then click on "Regulatory") or by calling Shareholder Services at (800) 543-0407. Please read the materials carefully. Shareholders may call Broadridge Investor Communication Solutions, Inc., the Fund’s proxy solicitor, toll free at 1-833-501-4214 if they have any questions regarding the proposal, or need assistance with voting.